ITC Limited

*Registered Office*
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

11th April, 2008

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P.J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001



Dear Sirs,

**Secretarial Audit Report for the quarter ended 31st March, 2008**

In terms of the requirement under Circular No.D&CC/FITTC/CIR-16/2002 dated 31st December, 2002 of the Securities & Exchange Board of India, we enclose a copy of the Secretarial Audit Report dated 10th April, 2008, for the quarter ended 31st March, 2008, from M/s. Vinod Kothari & Co., Practising Company Secretary, in the prescribed format.

Yours faithfully,
ITC Limited

(R.K. Singhi)
Deputy Secretary

Encl. as above

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : *vinod@vinodkothari.com*

# SECRETARIAL AUDIT REPORT

| | | |
|---|---|---|
| 1. | For Quarter Ended | : 31st March, 2008 |
| 2. | ISIN | : INE154A01025 |
| 3. | Face Value | : Re. 1/- per Ordinary Share |
| 4. | Name of the Company | : ITC Limited |
| 5. | Registered Office Address | : Virginia House<br>37 Jawaharlal Nehru Road<br>Kolkata 700 071 |
| 6. | Correspondence Address | : Same as above |
| 7. | Telephone & Fax Nos. | : 2288-6426/0034/9371<br>2288-2358 (Fax) |
| 8. | E-mail address | : isc@itc.in |
| 9. | Names of the Stock Exchanges where the Company's securities are listed | a) National Stock Exchange of India Ltd. (NSE)<br>b) Bombay Stock Exchange Ltd. (BSE)<br>c) The Calcutta Stock Exchange Association Ltd. (CSE) |

| | | Number of shares | % of Total Issued Capital |
|---|---|---|---|
| 10. | Issued Capital | 376,86,10,050 | 100.00 |
| 11. | Listed Capital (Exchange-wise)<br>*(as per Company records)* | 376,71,08,395 (NSE)*<br>376,86,10,050 (BSE)*<br>376,86,10,050 (CSE)* | 99.96 (NSE)<br>100.00 (BSE)<br>100.00 (CSE) |
| 12. | Held in dematerialised form in CDSL | 2,79,68,986 | 0.74 |
| 13. | Held in dematerialised form in NSDL | 240,05,71,213 | 63.70 |
| 14. | Physical | 134,00,69,851 | 35.56 |

* See note below point 17.

15. Total No. of shares (12+13+14) : 376,86,10,050 shares.

Vinod Kothari & Co. Company Secretaries

*Company Secretaries*
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : *vinod@vinodkothari.com*

16. Reasons for difference if any, between : (10 & 11), (11 & 15)

(i) 15,020 Ordinary Shares of Re. 1/- each (1,502 Ordinary Shares of Rs. 10/- each originally) issued and allotted in the physical form upon amalgamation of erstwhile ITC Hotels Limited with the Company have not been listed by NSE as these shares are subject matter of legal disputes, etc.

(ii) 14,86,635 Bonus Shares of Re. 1/- each issued and allotted by the Company in the physical form have not been listed by NSE as these shares are either kept in abeyance or are subject matter of legal disputes, etc.

17. Certifying the details of changes in share capital during the quarter under consideration as per Table below :

| Particulars | No. of Shares | Applied/ Not applied for listing | Listed on Stock Exchanges (Specify Names) | Whether intimated to CDSL | Whether intimated to NSDL | In-principle approval pending from Stock Exchanges (Specify Names) |
|---|---|---|---|---|---|---|
| Allotment of shares under the Company's Employee Stock Option Scheme | 27,71,220 | Applied | NSE** BSE** CSE** | Yes | Yes | None |

** Out of 27,71,220 shares, 13,30,360 shares, which were allotted on 24th March, 2008, were listed subsequent to 31st March, 2008.

18. Register of Members is updated (Yes / No) : Yes

19. Reference of previous quarter with regards to excess dematerialised shares, if any : Not applicable

20. Has the company resolved the matter mentioned in point no. 19 above in current quarter ? If not. Reason why ? : Not applicable

21. Mention total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay : Nil.

Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : vinod@vinodkothari.com

| | |
|---|---|
| 22. Name, Telephone & Fax No. of Compliance officer of the Company | : Mr. Arun Bose*<br>2288-7043(D), 2288-6426/0034<br>2288-2358 (Fax)<br><br>** Compliance Officer for share registration and related activities under SEBI (Registrars to an Issue and Share Transfer Agents) Regulations, 1993.* |
| 23. Name, Address, Tel. & Fax No., Regn No. of the certifying CA/CS | : M/s Vinod Kothari & Company<br>Company Secretaries<br>1012 Krishna Building<br>224 A J C Bose Road<br>Kolkata – 700 017<br>2281-7715/1276, 2281-3742 (Fax)<br>ACS No. 4718<br>COP No. 1391 |
| 24. Appointment of common agency for share registry work. If yes (name & address) | : In-house Share registration unit – Registered with SEBI as Category II Share Transfer Agent. |
| 25. Any other detail that the CA/CS may like to provide (e.g. BIFR Company, delisting from Stock Exchange, company changed its name etc.) | : None. |

Vinod Kothari & Co.

(Vinod Kumar Kothari)
For Vinod Kothari & Co.

Place : Kolkata
Date : 10/4/2008

ACS No. 4718
COP NO. 1391

RECEIVED

2008 APR 16 P 4:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

11th April, 2008

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Secretary
The National Stock Exchange of
India Limited
Exchange Plaza, Bandra-Kurla
Complex, Bandra (E)
Mumbai - 400 051

Dear Sirs,

In terms of the Listing Agreement, please find enclosed a Certificate dated 10th April, 2008 from M/s. Vinod Kothari & Co., practising Company Secretaries, in respect of issuance/delivery of Share Certificates lodged with the Company for transfer, sub-division, consolidation, renewal etc. during the half year ended 31st March, 2008.

Yours faithfully,
**ITC Limited**

**(Arun Bose)**
**Assistant Secretary**

Encl : As above.

ITC Limited

*Registered Office*
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

✓ Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Shop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

Society de la Bouse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : vinod@vinodkothari.com

**TO WHOMSOEVER IT MAY CONCERN**

I/We have examined all relevant Books, Registers, Forms, Documents and papers of **ITC Limited** for the purpose of issuing this certificate under sub-clause (c) of clause 47 of the Listing Agreement with the Stock Exchanges and hereby certify that the Company has dispatched, during the half year ended 31st March, 2008:

(a) All certificates of shares within one month from the date of lodgement of valid and complete transfer documents unless the Company has been precluded from doing so by an order of a competent authority or a notice issued by the transferor/investor.

(b) All certificates of shares issued on sub-division, consolidation, renewal and exchange of certificates within one month from the date of lodgement of the same with the Company.

Place: Kolkata
Date: 10/04/2008

Signature-----------------

**(Vinod Kumar Kothari)**
**Vinod Kothari & Company**
Company Secretaries

ACS NO.4718
COP NO.1391

END